Points International to Hold Third Quarter 2021 Conference Call on Wednesday, November 10, 2021 at 4:30 p.m. ET

October 27, 2021

TORONTO, Oct. 27, 2021 (GLOBE NEWSWIRE) -- Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points), the global leader in powering loyalty commerce, will hold a conference call on Wednesday, November 10, 2021 at 4:30 p.m. Eastern time to discuss its financial results for the third quarter ended September 30, 2021. The company will report its results in a press release prior to the conference call.

Points management will host the conference call, followed by a question and answer period.

Date: Wednesday, November 10, 2021

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)
Toll-free dial-in number: 1-800-772-0358
International dial-in number: 1-212-231-2900
Conference ID: 21998769

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

The conference call will be broadcast live and available for replay here and via the Events section of Points International's IR site here.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through November 24, 2021.

Toll-free dial-in number: 1-844-512-2921
International dial-in number: 1-412-317-6671
Conference ID: 21998769

About Points International Ltd.

Points, (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

Investor Relations Contact

Cody Slach and Jackie Keshner
Gateway Investor Relations
1-949-574-3860
IR@points.com